								Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2015		2014		2013		2012		2011
Earnings
Income before provision
for income taxes	$40,123		$97,356		$76,247		$105,973		$130,411
Plus: fixed charges (1)	9,869		6,617		7,583		8,099		7,812
	$49,992		$103,973		$83,830		$114,072		$138,223

Fixed Charges:
Gross interest expense	7,583		4,394		5,475		6,042		5,964
Estimate of the interest
within operating leases	2,286		2,223		2,108		2,057		1,848
	$9,869		$6,617		$7,583		$8,099		$7,812

Ratio of earnings to
fixed charges	5.1	x	15.7	x	11.1	x	14.1	x	17.7	x

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.